OFFICER’S CERTIFICATE

TO:
British Columbia Securities Commission
Alberta Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan
The Manitoba Securities Commission
Ontario Securities Commission
Autorité des Marchés Financiers (Quebec)
Superintendent of Securities (Prince Edward Island)
Financial and Consumer Services Commission (New Brunswick)
Office of the Superintendent of Securities Service Newfoundland and Labrador
Nova Scotia Securities Commission

RE:
Annual and Special Meeting of Shareholders of Concordia International Corp. (the “Company”), Special Meeting of Holders of Certain Secured Debt of the Company and Special Meeting of Holders of Certain Unsecured Debt of the Company, each such meeting to be held on June 19, 2018 (collectively, the “Meetings”)

______________________________________________________________________________
With reference to National Instrument 54-101 — Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”), the undersigned, David Price, Chief Financial Officer of the Company, in such capacity and not in his personal capacity, certifies for and on behalf of the Company, intending that the same may be relied upon by you without further inquiry, that:

1.
in accordance with the requirements set out in section 2.20(a) of NI 54-101, arrangements have been made to have the proxy-related materials for the Meetings sent in compliance with NI 54-101 to all beneficial owners of applicable securities of the Company at least 21 days before the date fixed for the Meeting;

2.
in accordance with the requirements set out in section 2.20(b) of NI 54-101, arrangements have been made to carry out all of the requirements of NI 54-101 in addition to those described in paragraph 1 above; and

3.	the Company is relying upon section 2.20 of NI 54-101 in connection with the abridgment of certain of the time periods specified in NI 54-101 in respect of the Meetings.
DATED as of the 29th day of May, 2018

CONCORDIA INTERNATIONAL CORP.

“David Price”
David Price
Chief Financial Officer